Filed pursuant to Rule 424(b)(3)
Registration No. 333-135540
Prospectus Supplement No. 4
(To Prospectus dated May 4, 2007)
6,468,620
SHARES
WILLBROS GROUP, INC.
COMMON STOCK

     This prospectus supplement No. 4 supplements and amends the prospectus dated May 4, 2007, as supplemented and amended by that certain prospectus supplement No. 1 dated May 10, 2007, that certain prospectus supplement No. 2 dated May 17, 2007 and that certain prospectus supplement No. 3 dated May 24, 2007 (the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.
     This prospectus supplement includes our attached Current Report on Form 8-K filed on May 30, 2007.
     There are significant risks associated with an investment in our securities. These risks are described under the caption “Risk Factors” beginning on page 6 of the Prospectus, as the same may be updated in prospectus supplements.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 30, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-K
CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported)                     May 23, 2007
WILLBROS GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)
Republic of Panama

(State or Other Jurisdiction of Incorporation)

1-11953	98-0160660

(Commission File Number)	(IRS Employer Identification No.)

Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098, Panama, Republic of Panama

(Address of Principal Executive Offices)	(Zip Code)
+50-7-213-0947

(Registrant’s Telephone Number, Including Area Code)
Not Applicable

(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Changes in Registrant’s Certifying Accountant.
Previous Independent Registered Public Accounting Firm.
     On May 23, 2007, GLO CPAs, LLP (“GLO”) was dismissed as the independent registered public accounting firm of Willbros Group, Inc. (the “Company”), effective May 23, 2007. The Audit Committee of the Board of Directors of the Company approved the dismissal.
     The reports of GLO on the Company’s consolidated financial statements for the past two fiscal years (2006 and 2005) contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows:
•	GLO’s report dated March 12, 2007 on the consolidated financial statements of the Company as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, contained a separate paragraph stating that “we also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Willbros Group, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2007 expressed an unqualified opinion on management’s assessment of the internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.”

•	GLO’s report dated June 14, 2006 on the consolidated financial statements of the Company as of December 31, 2005 and for the year ended December 31, 2005 contained a separate paragraph stating that “we also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Willbros Group, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 14, 2006 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.”
     The Audit Committee of the Board of Directors of the Company has discussed with representatives of GLO certain material weaknesses in internal controls, as described below.
     During the years ended December 31, 2006 and 2005 and the subsequent interim period through May 23, 2007, there were no disagreements with GLO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of GLO would have caused GLO to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years.
     In connection with its audit for the years ended December 31, 2006 and 2005 and through May 23, 2007, there were no “reportable events” as defined by Item 304(a)(1)(v) of Regulation S-K, except that certain material weaknesses in the Company’s internal control over financial reporting were identified as described below.

Material Weakness Identified as of December 31, 2006
1. Nigeria Accounting — During the fourth quarter of 2006, the Company determined that a material weakness in its internal control over financial reporting exists related to the Company’s management control environment over the accounting for its Nigeria operations. This weakness in management control led to the inability to adequately perform various control functions including supervision over and consistency of: inventory management; petty cash disbursement; accounts payable disbursement approvals; account reconciliation; and review of time keeping records. This weakness resulted primarily due to the Company being unable to maintain a consistent and stable internal control environment over its Nigeria operations in the fourth quarter of 2006.
2. Nigeria Project Controls — Estimate to Complete — A material weakness exists related to controls over Nigeria project reporting. This weakness existed throughout 2006 and is a continuation of a material weakness reported in the Company’s 2005 Form 10-K. The weakness primarily impacted one large Nigeria project with a total contract value of approximately $165 million, for which cost estimates were not updated timely in the fourth quarter of 2006 due to insufficient measures being taken to independently verify and update reliable cost estimates. This material weakness specifically resulted in material changes to revenue and cost of sales during the preparation of the Company’s year end financial statements by its accounting staff prior to the issuance of the Company’s 2006 Form 10-K.
Material Weaknesses Identified as of December 31, 2005
1. Company-Level Controls — As the Company finalized the preparation of the 2005 financial statements, management determined that a material weakness in the Company’s internal control over financial reporting exists related to the Company’s financial statement close process. This material weakness resulted in delays in management’s ability to timely close the Company’s books and records during 2005. Such delays in closing the books and records are at least in part a contributing factor to the delays management has experienced in filing the Company’s quarterly and annual financial statements with the SEC. This material weakness resulted primarily from insufficient staffing of qualified accounting personnel.
     Management believes this material weakness is due to a unique combination of factors including: a larger than normal turnover of international and corporate accounting personnel; a significant increase in the workload of the accounting staff as they supported the Audit Committee’s independent investigation as well as the investigations of the SEC and the DOJ; and a substantial increase in the volume of accounting transactions associated with the 46 percent annual increase in the Company’s revenue.
2. Construction Contract Management — A material weakness existed related to controls over the project reporting used in the accounting process. On certain Nigerian projects, cost estimates were not updated to reflect current information and insufficient measures were taken to independently verify uniform and reliable cost estimates. This material weakness can affect project related accounts, and it specifically resulted in adjustments to revenue and cost of sales on certain contracts during the preparation of the Company’s preliminary financial statements.

     These material weaknesses were remediated, in part, during 2006 and, during the first quarter of 2007, the remaining material weaknesses described above were eliminated due to the sale of the Company’s Nigerian operations as described in its 2006 Form 10-K.
     The Company has asked GLO to furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees or disagrees with the statements in this Item 4.01 and a copy of that letter is attached as Exhibit 16 to this Report. The Company has authorized GLO to fully respond to the inquiries of Grant Thornton LLP, the successor accountants selected by the Company.
New Independent Registered Public Accounting Firm.
     On May 25, 2007, the Audit Committee of the Board of Directors of the Company, engaged Grant Thornton LLP (“Grant Thornton”), as the Company’s independent registered public accounting firm for the year ending December 31, 2007, and to perform procedures related to the financial statements included in the Company’s quarterly reports on Form 10-Q, beginning with the quarter ending June 30, 2007. The Company has not consulted with Grant Thornton during its two most recent fiscal years or during any subsequent interim period prior to May 25, 2007 regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a “reportable event,” as that term is described in Item 304(a)(1)(v) of Regulation S-K.
Item 9.01. Financial Statements and Exhibits.
(d)	The following exhibit is filed herewith:
16	Letter from GLO to the Securities and Exchange Commission dated May 25, 2007.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLBROS GROUP, INC.
Date: May 30, 2007	By:	/s/ Van A. Welch
Van A. Welch
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
16	Letter from GLO to the Securities and Exchange Commission dated May 25, 2007.